

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2022

Asher Dahan
Chief Executive Officer
Wearable Devices Ltd.
2 Ha-Ta'asiya St.
Yokne'am Illit, 2069803
Israel

> **Re: Wearable Devices Ltd.**
> **Post-Effective Amendment No. 1 to**
> **Registration Statement on Form F-1**
> **Filed September 30, 2022**
> **File No. 333-262838**

Dear Asher Dahan:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Form F-1 Registration Statement Filed September 30, 2022

Cover Page

1. We note your disclosure on page 6 that because your volume weighted average stock price was less than the exercise floor of $2.00 for the Warrants, the exercise price of the Warrants will be adjusted to $2.00 after the close of trading on December 14, 2022. Please revise your cover page to disclose the Exercise Price Adjustment. Additionally, please clarify your cover page to disclose, if true, that 1,125,000 of the ordinary shares identified on the cover page are those shares issuable upon the exercise of the 1,125,000 warrants issued to the underwriter as part of the over-allotment option granted to the underwriter in connection with the IPO.

Risk Factors
Alpha and other investors in April 2021 financing are entitled to additional Ordinary Shares and warrants or additional shares. . ., page 25

2.   Please revise this risk factor, including the caption, to reflect the fact that your IPO has closed. Revise to state whether your IPO closed with a pre-money valuation of $26,400,000 or lower and to clearly disclose when any additional securities will be issued and in what amount. Please expand your statement that this will "cause further dilution to your share ownership" to disclose the extent of the dilution your shareholders will experience as a result of the additional securities to be issued.

Related Party Transactions
Share Purchase Agreement with Alpha, page 90

3.   You state on page 90 that "Alpha and other investors in [the] April 2021 financing waived their rights under the per share purchase price protection provision (described above) with respect to the securities issued in our IPO. . . ". However, you disclose on page 25 that Alpha and the other investors "waived their rights under the per share purchase price protection provision (described above) as of the date of the IPO with respect to the securities issued in the IPO" and state the investors are entitled to any such adjustments at a later date. Please reconcile and revise your disclosure on page 90 to avoid suggesting that any right to additional securities was waived in its entirety. Revise to clearly state, if true, that any adjustments required by Section 2.1(d) of your Share Purchase Agreement with Alpha, including with respect to securities issued in your IPO, will be effected at the time the Warrants, including the Additional Warrants, issued to the purchasers in the IPO are adjusted pursuant to their respective terms. Clarify whether this means Alpha and the other investors are entitled to additional securities and in what amounts. Further, revise your disclosure in this section to reflect the fact your IPO has closed and remove language that was modified by the IPO closing and by subsequent agreement. For example, you state that the additional securities will be issued to Alpha and the other investors "within 14 days following the completion of our initial public offering," but this appears to have been modified by the June 2022 consent.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Oded Har-Even